SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the months of November and December, 2002

Carlton Communications plc         .

(Translation of Registrant’s Name Into English)

25 Knightsbridge London SW1X 7RZ England

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F  ✓  Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No  ✓

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Review of operations
OVERVIEW
BROADCASTING
CONTENT
DISCONTINUED — ITV DIGITAL
MERGER PROGRESS
Financial Review
FORWARD LOOKING STATEMENTS LEGEND:
STOCK EXCHANGE ANNOUNCEMENT
SIGNATURES

CONTENTS OF REPORT

Document

1.	Stock Exchange Announcement dated 26 November, 2002
2.	Stock Exchange Announcement dated 19 December, 2002

FOR IMMEDIATE RELEASE
26 NOVEMBER 2002

CARLTON COMMUNICATIONS PLC
PRELIMINARY STATEMENT FOR THE YEAR ENDED
30 SEPTEMBER 2002

HEADLINES

•	Advertising revenues up 2 per cent in the second half; 6 per cent decline for the full year

•	Cost base under tight control — savings of £54.2 million achieved

•	Total continuing operating profit before amortisation, interest and exceptional items maintained at £65.3 million (2001: £65.8 million)

•	Net interest charge reduced to £12.0 million (2001: £35.6 million)

•	Continuing profit before tax up 76 per cent to £53.3 million (2001: £30.2 million)

•	Reported loss after taxation including discontinued operations, principally ITV Digital, reduced to £156 million from £390 million

•	Maintained final dividend of 5p. Total for the year of 8.275p

•	First quarter advertising revenue expected 2 per cent higher year-on-year.

•	One ITV in sight — one management — one focus.

For further information please contact:

John Rudofsky	Press	020 7663 6363
Cliff Hide	Analysts	020 7663 6363

A conference call for analysts will be held at 4pm (GMT) / 11am (EST) today. To register for this, please contact Catherine Segrave at UBS Warburg on + 44 (0) 20 7568 1458

Carlton Communications Plc Preliminary Statement
for the year ended 30 September 2002

Statement by the
Chairman of Carlton Communications Plc
Michael Green

“2002 was a year of rapid and fundamental change in British television. The advertising recession endured for a second year, competition from pay television intensified and a resurgent BBC, backed by increased funding, tried to challenge ITV’s lead in peak time.

Against this background, the Board of Carlton has endeavoured to secure long term value for shareholders. We reduced our cost base aggressively and focused our management energies on our core businesses.

As we announced at the time of our interim results in May, the decision to discontinue our investment in ITV Digital was difficult, but essential for the future health of our company. Closure costs were fully provided for at the time and no further charges have been incurred.

We are making good progress with our partners in streamlining ITV’s management and resource base and in October we announced a proposed merger with Granada. Creating “one ITV” has long been a strategic goal for Carlton and the Board is convinced that the merger is the right move at the right time. A single company with a single management team and a single focus will benefit viewers, advertisers and shareholders. By unifying ITV we can eliminate duplicated costs and concentrate all our energies on maximising the performance and value of Britain’s most watched commercial television channel.

A strong commercial public service broadcaster leading the industry will be good for British television. We will be urging our regulators to look at the wider competitive landscape when considering our proposals.

To secure the long term success of ITV we are investing further in programmes, with total schedule investment now amounting to almost £1 billion a year. Viewing figures are on an improving trend and, after a difficult first half, advertising revenues returned to growth in May.

The majority of the UK population now has multi-channel television. A powerful, performing ITV1 supported by a fast growing ITV2 is the right response to this increasingly competitive

Carlton Communications Plc Preliminary Statement
for the year ended 30 September 2002

market place. Last year ITV2 increased its viewing share in multi-channel homes faster than any other channel.

Carlton has continued to expand its distribution of television programmes and films. Carlton International is one of Europe’s leading programme distributors and achieved double digit revenue growth in 2002. Our creative teams continue to make an essential contribution to ITV, while also producing programmes for other channels in the UK and overseas. For 2003 we have a substantially stronger order book of new commissions. In cinema advertising, we are expanding in the US and Europe and are the world leader in this dynamic market.

Group turnover from continuing businesses for the year was £965 million (2001: £1,040 million) and total operating profit from continuing businesses before exceptional items was £65.3 million (2001: £65.8 million). Continuing earnings per share were 4.8p (2001: 2.0p) before amortisation and exceptionals.

Taking into account the Group’s financial and trading position and the planned merger with Granada, the Board has proposed a maintained final dividend of 5p per ordinary share giving a total of 8.275p for the year.

Looking ahead, our focus is clear. We will build on ITV’s progress, prepare for merger and bear down on costs. We will continue to build our businesses outside ITV in programme distribution, cinema advertising and post-production.

ITV has started the year well. Advertising revenues in the first quarter of 2003 are expected to be up 2 per cent year-on-year. However, like other broadcasters and advertiser-supported businesses, we expect the market place to be challenging in the months ahead. A strong ITV schedule, improved ratings and our proposed merger put Carlton in the best possible position to benefit as advertising demand starts to recover.”

Carlton Communications Plc Preliminary Statement
for the year ended 30 September 2002

Review of operations

OVERVIEW

Turnover from continuing operations was £964.6 million (2001 restated: £1,040.1 million). The decline is primarily due to a reduction of £35.7 million in advertising revenues.

Operating costs are under tight control. A stringent review last year identified £45.0 million in annual savings in the second full year, including Carlton’s share of savings in ITV. Delivery is well ahead of target with savings of £54.2 million achieved by end-September.

Total continuing operating profit before amortisation and exceptional items was maintained at £65.3 million (2001: £65.8 million). The total amortisation charge, including joint ventures, was £17.6 million (2001: £17.4 million) and operating exceptional items totalled £4.8 million (2001: charges £52.4 million).

Net interest charges were £12.0 million (2001: £35.6 million). The fall is attributable to lower effective interest rates and lower net interest bearing balances. Amounts written off investments were £8.2 million (2001: nil).

Profit on continuing operations before taxation was £32.3 million (2001: loss of £39.6 million).

BROADCASTING

Turnover was £799.5 million (2001: £830.1 million) and profits were £67.4 million (2001: £83.3 million).

Carlton’s television advertising revenues recovered to show an increase of 2 per cent in the second half of the year, compared to the same period last year. After a difficult first six months, year-on-year growth resumed in May. For the year as a whole Carlton’s Net Advertising Revenue (“NAR”) was £660 million (2001: £695 million), including a full year of HTV which was acquired at the end of October 2000. On a like-for-like basis the decline in NAR was 6 per cent for the year.

Carlton Communications Plc Preliminary Statement
for the year ended 30 September 2002

ITV’s advertising performance continued to be influenced by the penetration of multi-channel television and exposure to global brands that were affected by the worldwide economic climate. Although revenues in many product categories were lower than last year, cars, cosmetics, pharmaceuticals and home entertainment were all higher. ITV1’s share of total UK television advertising revenues for the year is estimated at 54 per cent (2001: 57 per cent).

ITV’s programme schedulers have worked hard with advertising sales to ensure that the strongest commercial schedules are delivered to advertisers. The promotion of ITV has been a key priority and a major conference, “TV Matters”, was held to reinforce to the advertising industry the unique power of commercial television to connect with consumers. A follow-up study entitled “TV and the Brain”, which looked at why television is the most powerful medium, was presented earlier this month.

During the year, it became clear that the management structure of ITV should be streamlined to improve its decision-making process and that extra investment in the schedule was both needed and justifiable in anticipation of a recovery in advertising demand.

Carlton Channels’ Chief Executive, Clive Jones, was made Joint Managing Director of ITV. Closer cooperation was introduced between programmers and the marketing teams that led to an effective “ITV Upfront” roadshow to promote and market the channel directly to individual advertising agencies and media buyers this autumn. An upbeat message of more drama, more entertainment and more feature films in 2003 was well received by ITV’s clients. The launch of a new on-screen identity for ITV and the appointment of Nigel Pickard from the BBC as the new Director of Programmes were two further positive developments at ITV.

One of the most important benefits of the proposed merger with Granada will be to simplify ITV’s decision-making. For the first time, ITV will be managed as one company with one focus for the benefit of advertisers, viewers and shareholders.

ITV1’s programme budget was boosted by an additional £25 million lifting the total for the year to £773 million (2001: £735 million). This investment contributed to an improvement in audience share in the final quarter of the year. A further increase in the network programme budget to £815 million has been agreed for the 2003 fiscal year, and to almost £1 billion including local

Carlton Communications Plc Preliminary Statement
for the year ended 30 September 2002

news and regional programming. This is the largest programme budget of any single commercial channel in Europe and demonstrates our confidence in ITV.

ITV1 remains the most popular peak-time channel delivering an audience share of 32 per cent during the year, a 4 percentage point lead over BBC1. ITV1’s average peak time share is almost 4 times Channel 4’s, nearly 6 times five’s and double all cable and satellite channels combined — in fact greater than all of the other commercial channels combined.

ITV1’s lead over its terrestrial commercial rivals is even greater in multi-channel homes. This reflects the popularity of ITV’s original, domestically-produced programming compared to other commercial channels that rely heavily on imported or repeated programmes.

Carlton’s share of ITV1 network schedule costs was £326.5 million, an increase of 6.4 per cent before programme stock provisions of £6.5 million. Total licence fees (including digital satellite transmission costs) fell to £111.1 million (2001: £119.5 million). This was due to lower NAR and the effect of the increased penetration of digital television, offset by an increase in payments following the renewal of the Carlton Midlands licence.

ITV2, 44 per cent owned by Carlton, is extending the ITV brand in multi-channel homes. ITV2’s progress this year has been well ahead of expectations and it enjoyed the biggest rise in popularity of any channel in multi-channel homes. The number of brands advertising on the channel has doubled and its revenues grew from £9.5 million last year to £12.9 million, benefiting from its launch on digital satellite last November. ITV2 is now available to nearly 50 per cent of the population and achieved its highest ratings since launch with extensions to top ITV1 shows such as Pop Idol, Who wants to be a Millionaire and I’m a Celebrity..., as well as Champions League football. Since September, ITV2 has been the second most watched non-terrestrial channel and in early November started morning weekday transmissions in response to rising demand from advertisers. Carlton’s share of losses in ITV2 reduced to £7.2 million from £9.7 million last year and is expected to fall further as revenue growth continues in 2003.

Cinema Advertising: Turnover for the year was £60.1 million (2001: £57.4 million).

Carlton Screen Advertising (“CSA”) had its best year ever. It is the world’s leading cinema advertising specialist and has developed state-of-the-art campaign management systems for the

Carlton Communications Plc Preliminary Statement
for the year ended 30 September 2002

cinema. Carlton is now building on this expertise by investing in joint ventures in the much less developed US and continental European markets.

The rise in cinema audiences and advertising revenue continued in the UK, supported by a strong slate of blockbuster films. CSA retained its important UCI Cinema advertising contract accounting for 386 screens across the UK and Ireland. Its contract with UGC ended in January, which impacted second half growth, but it won National Amusements/Showcase just after the year end. CSA now operates on over 1,800 screens accounting for 63 per cent of the 176 million cinema admissions in the UK last year.

The Screenvision joint venture with Thomson in the US expanded its coverage through the acquisition of Val Morgan in September and now accounts for 54 per cent of all US cinema advertising screens. Screenvision Europe was formed with Thomson in June to acquire cinema advertising interests across continental Europe including France, Belgium and Spain for £62 million of which Carlton’s share was £31 million. The financial impact of these ventures, which are in the early stage of development, was small.

Facilities: Turnover was £40.8 million (2001: £33.4 million).

The Moving Picture Company (“MPC”), Carlton’s post-production house, enjoyed a very successful year with turnover advancing by 30 per cent to £21.7 million. MPC has invested in new equipment and software enabling it to create more exciting special visual effects for feature films. MPC’s output included work on several of this year’s top films such as Harry Potter and the Chamber of Secrets and the latest Bond film Die Another Day. Work is now starting on a new Tomb Raider film due next year. MPC continues to provide high-end post-production services for television commercials for major advertisers such as Adidas, Nike, the Royal Mail and Stella Artois.

Carlton 021 provided outside broadcasting facilities for major sporting and entertainment events including the Champions League Final which was broadcast to countries throughout Europe and to the US.

Carlton Communications Plc Preliminary Statement
for the year ended 30 September 2002

CONTENT

Turnover was £165.1 million (2001: £181.7 million) and profits, before amortisation, were £10.1 million (2001: £1.4 million), including significantly reduced losses from the interactive businesses previously included in digital operations.

Carlton Productions: Turnover for the year was £75.5 million (2001: £100.6 million).

Carlton continues to produce some of the best entertainment, drama and factual programmes on television. However, delays in ITV commissioning and the ending of the Big Breakfast contract for Channel 4 contributed to a reduction in output for the year.

Successful drama productions in 2002 included Bertie and Elizabeth, broadcast in over 30 territories and Pollyanna, seen in more than 50 countries. Importantly, Carlton Productions now has one of its strongest ever forward order books. We will be producing approximately 30 per cent of ITV’s drama output in 2002/2003 including new shows such as Making Waves, Fortysomething, Margery & Gladys and Sweet Medicine. The successful hard-hitting police series, The Vice, is returning in a new one hour format and Crossroads has been re-commissioned for the key tea-time slot with a new production and editorial team.

Entertainment productions included The Vault, Catchphrase and more recently Today with Des and Mel, the new centrepiece of ITV’s daytime schedule. Key televised awards events included The Brit Awards, The Soap Awards, The Multicultural Awards and The Evening Standard Theatre Awards. Carlton also won a broad range of commissions from other broadcasters including Sky, Channel 4 and BBC Choice. Award-winning factual programmes included Kelly and her Sisters and we produced and sold further historical documentaries in the ...In Colour series both in the UK and overseas.

Carlton’s production ventures in the US made encouraging progress. We formed a new enterprise, Carlton Productions LLC, to develop factual programming and to build on existing relationships with Newsweek Inc. and the PBS Network. An international production fund, established with PBS in 2001, has approved five important projects for production totalling over $7 million, including a major film on the Watergate scandal. Carlton also signed a joint

Carlton Communications Plc Preliminary Statement
for the year ended 30 September 2002

entertainment development deal with the Gurin Company, makers of The Weakest Link in the US, to exchange ideas on new shows and formats.

Combining Carlton’s production activities with Granada’s will create the UK’s leading commercial production company with original programme and content sales of approximately £700 million. Greater critical mass and resources will allow more effective and efficient production for ITV and for the other national and international channels.

Carlton International: Turnover for the year was £89.5 million (2001: £81.1 million).

Carlton International’s sales grew by 10 per cent despite difficult conditions in the international television market. It has the largest English language film library outside of Hollywood and enjoyed strong demand for its films from broadcasters in Europe, Latin America and Asia. Recent sales included its largest ever deal with China that will bring the famous Carry On movies to Chinese audiences for the first time. Award-winning acquisitions such as Bob and Rose have been sold to over 40 territories worldwide. Other recent deals include The Planman, Robbie Coltrane’s first TV project for several years, and the big budget production Boudicca starring Alex Kingston.

Carlton America added nine new US television movies to its library of productions and co-productions. One major new project going to production is a biographical drama based on the life of former New York mayor Rudy Giuliani. Carlton is building an increasingly valuable contemporary TV movie catalogue with films that perform strongly on the main US networks and also sell well in Europe, making Carlton America the biggest independent supplier of US TV movies to the international market.

The long term development of Carlton’s ever-popular Thunderbirds brand will be underpinned by the release of a Hollywood live action film in 2004. It will be followed by a new TV series and major licensing and publishing initiatives. Boxed sets of Thunderbirds DVDs have been selling very well in Japan. This helped Carlton Visual to its best year to date. Other strong DVD sales included collections of classic titles such as Inspector Morse, Auf Wiedersehen Pet and Sapphire & Steel.

Carlton Communications Plc Preliminary Statement
for the year ended 30 September 2002

A combined Carlton and Granada will have a huge library of new and classic TV programmes and feature films, creating new opportunities to sell programmes and licence rights for music and merchandising to customers in over 200 countries.

DISCONTINUED — ITV DIGITAL

Deloitte & Touche was appointed administrator of ITV Digital on 27 March 2002. On 30 April, it announced the closure of the business and on 18 October, Grant Thornton was appointed as liquidator to the company.

Carlton’s share of ITV Digital’s and ITV Sport Channel’s pre-closure losses was £98.6 million. As announced at the half year, an exceptional charge of £99.1 million was taken as a result of the decision to place ITV Digital in administration. This was made up of a £34.6 million balance sheet write-off and a £64.0 million provision for Carlton’s share of closure costs. No further charges were incurred in respect of ITV Digital in the second half of the year, nor are any further charges expected in the future.

In August, the High Court ruled that Carlton and Granada were not liable for the £131.8 million claimed by the Football League from ITV Digital. Subsequently, ITV and the Football League have agreed a broadcasting contract for certain rights during the 2002/03 and 2003/04 seasons.

MERGER PROGRESS

Following the initial announcement in October of merger proposals with Granada, a detailed submission has been made to the Office of Fair Trading for regulatory consideration. In the meantime Carlton and Granada are working together to deliver early efficiency gains and cost savings from sharing resources in areas that are not sensitive from a regulatory perspective, including transmission, purchasing and certain support services.

Carlton Communications Plc Preliminary Statement
for the year ended 30 September 2002

Financial Review

Overview

In the year to 30 September 2002, profit before interest, amounts written off investments and tax from continuing businesses rose to £52.5m from a loss of £4.0m in 2001. Reported profit before tax from continuing operations was £32.3m compared to a loss of £39.6m in 2001.

Profit analysis

Continuing operations profit before amortisation, interest, tax, exceptional operating items and amounts written off investments was £65.3m in 2002 (2001: £65.8m).

		2001
Year ended 30 September	2002	as restated
	£m	£m

Continuing operations EBITDA (before exceptionals)	91.7	96.6
Depreciation	(23.0)	(22.4)

Group EBITA before exceptional items	68.7	74.2
Share of operating results of joint ventures and associates	(3.4)	(8.4)

Total EBITA before exceptional items	65.3	65.8
Amortisation	(15.5)	(17.4)
Joint venture goodwill amortisation	(2.1)	—

Total operating profit (EBIT) before exceptional operating items	47.7	48.4
Exceptional operating items	4.8	(52.4)

Reported profit/(loss) before interest and tax (EBIT) on continuing businesses	52.5	(4.0)
Amounts written off investments	(8.2)	—
Net interest charges	(12.0)	(35.6)

Continuing operations profit before taxation	32.3	(39.6)

Discontinued operations
- operating loss	(101.7)	(142.6)
- exceptional loss on sale/closure of businesses	(86.8)	(227.0)

Discontinued operations loss before taxation	(188.5)	(369.6)

Total Group loss before taxation	(156.2)	(409.2)

Carlton Communications Plc Preliminary Statement
for the year ended 30 September 2002

Results for 2001 have been represented to reflect the closure of ITV Digital and ITV Sport Channel and the sale of the investment in Ask Jeeves in discontinued operations in accordance with FRS3.

Profit before interest and tax for 2001 as restated is reconciled in the table below:

	Continuing	Discontinued
Year ended 30 September 2001	operations	operations
	£m	£m

Loss before interest and taxation as reported in 2001 accounts	(195.8)	(177.8)
Closure of ITV Digital and ITV Sport Channel	175.7	(175.7)
Sale of Ask Jeeves	16.1	(16.1)

Loss before interest and taxation as restated	(4.0)	(369.6)

EBITDA from continuing operations, before operating exceptional items, was £91.7m, down 5% on 2001 (£96.6m). The corresponding figures for the second half of the year show an increase from £22.0m to £48.0m. EBITDA is calculated as operating profit before interest, tax, depreciation, amortisation, amounts written off investments and the share of results from associates and joint ventures.

The changes in EBITDA before operating exceptional items from 2001 to 2002 is reconciled in the table below:

£m

Year ended 30 September 2001	96.6
Year-on-year changes
Advertising revenue & sponsorship — like-for-like	(47.8)
HTV October revenues	7.6
PQR & licence fees	18.7
Network schedule — like-for-like	(19.8)
Network schedule — Stock adjustments	(6.5)
Network schedule — HTV October costs	(4.1)
HTV — Other October costs	(5.5)
Digital satellite transmission costs	(10.3)
Cessation of loss-making activities and other cost savings achieved	54.2
Other net movements	8.6

Year ended 30 September 2002	91.7

Carlton Communications Plc Preliminary Statement
for the year ended 30 September 2002

The slowdown in advertising revenues and increased network schedule costs (resulting from both higher investment in the ITV schedule and stock adjustments) were the primary reasons for the fall in earnings in the year. These were largely offset by a series of cost saving initiatives and the scaling down of loss-making internet and digital channel activities. Operating costs and overheads were reduced by £54.2m, a 10% reduction against 2001 excluding network costs and licence fees. This total comprises savings of £18.1m from operating costs and overheads and £36.1m from the scaling down of businesses.

EBITA before operating exceptional items decreased by 7% to £68.7m (2001: £74.2m). This was primarily due to the reduction in television advertising revenues in the first half of the year. In the second half EBITA increased from £11.2m in 2001 to £36.0m in 2002.

Turnover

A breakdown of revenues from continuing operations is set out below.

		2001 as
Group Turnover	2002	restated
Year ended 30 September	£m	£m

Broadcasting (excluding Screen Advertising)	739.4	772.7
Screen Advertising	60.1	57.4

Broadcasting	799.5	830.1
Content	165.1	181.7
Other (Screenvision US as a subsidiary)	—	28.3

Total	964.6	1,040.1

Like-for-like turnover from continuing operations, adjusted for the additional month of HTV revenue (£7.6m) and excluding Screenvision during the time that it was a 100% owned subsidiary in 2001 (£28.3m), fell by 5%. This was mainly due to a weaker television advertising market in the first half (down 12%), partially offset by recovery in the second half (up 2%). Reported turnover from continuing operations was £964.6m in 2002, 7% lower than 2001 (£1,040.1m restated).

Group EBITA before exceptional items	2002	2001	Change
Year ended 30 September	£m	£m	%

Broadcasting	67.4	83.3	(19%)
Content	10.1	1.4
Other (including Screenvision US in 2001)	(8.8)	(10.5)	16%

EBITA	68.7	74.2	(7%)

Carlton Communications Plc Preliminary Statement
for the year ended 30 September 2002

Broadcasting

Broadcasting profits were reduced primarily due to lower NAR and increased network programme budget costs. This was partly offset by reduced licence payments and increased profits from Carlton Screen Advertising and cost savings achieved from the scaling-down of loss-making digital channel operations.

Licence payments

Payments to the Government for the group’s wholly owned broadcasting licences are a significant element of the costs. In 2002 these payments totalled £100.8m before digital satellite costs (2001: £119.5m) and were made up of cash bids of £26.0m (2001: £19.9m) and Percentage of Qualifying Revenue (“PQR”) Payments of £74.8m (2001: £99.6m).

The PQR rates applicable to advertising and sponsorship revenue during the year were 20% for Carlton London, 17% for Carlton Midlands, 13% for Carlton West Country and 7% for HTV.

Carlton London’s cash bid was £16.9m, Carlton West Country’s £1.2m, Carlton Midland’s £5.7m (this rose from £2,600 per annum, plus RPI, as of 1 January 2002) and HTV’s £2.2m. No PQR is payable on the proportion of revenues attributed to the viewing of digital ITV services. As digital penetration increases in the future, the proportion of the advertising and sponsorship revenues attracting PQR will fall. The effect of this was to reduce PQR payments by £35m (2001: £10m). This benefit was partly offset by digital satellite transmission costs that commenced in November 2001 at a cost of £10.3m (2001: nil).

Carlton Communications Plc Preliminary Statement
for the year ended 30 September 2002

Content

Content mainly consists of Carlton Productions and Carlton International. The improved profits have been achieved mainly through cost savings and the scaling down of loss-making internet businesses.

Other

Group overheads net of rental income and group foreign exchange differences amount to a net cost of £8.8m (2001: £10.5m net of £3.5m profits from Screenvision as a subsidiary).

Exceptional items

Exceptional items relating to the period can be analysed as follows:

		Discontinued -	Discontinued - sale	Total exceptional
	Continuing	closure costs	of businesses	costs
	£m	£m	£m	£m

Exceptional operating charges
Restructuring costs	(2.8)			(2.8)
Litigation (net)	18.6			18.6
Asset write-downs	(11.0)			(11.0)

	4.8	—	—	4.8

Exceptional charges
ITV Digital and ITV Sport Channel Balances written-off		(34.6)		(34.6)
Closure costs		(64.0)		(64.0)
Technicolor sale adjustments			17.9	17.9
Sale of other investments			(6.1)	(6.1)

	—	(98.6)	11.8	(86.8)

Litigation (net) is the aggregate of legal costs and settlements. Asset write-downs principally relate to asset write-downs in the content business.

Joint ventures and associates

Losses from joint ventures and associated companies before interest reduced to £3.4m before amortisation (2001: £8.4m). Amortisation costs were £2.1m (2001: £nil).

The improvement in the year resulted principally from reduced losses in ITV2 and the return to profitability at ITN. The Group’s share of ITV2 losses was £7.2m (2001: £9.7m) and ITN profits were £1.8m (2001: loss £1.5m).

Carlton Communications Plc Preliminary Statement
for the year ended 30 September 2002

Amounts written off investments

A provision of £8.2m was made against Carlton shares held by the Group in various employee share schemes, reducing the carrying value to the year end share price.

Interest

Net interest charges were £12.0m (2001: £35.6m). The tables below show the constituent elements of the net interest charge and a reconciliation from the 2001 figure.

£m
Interest payable	(50.4)
Benefits from swaps	19.3
Money market deposits	16.0
Loan notes	4.0
Amortisation of fees and fx differences	(0.9)

Net interest charge 2002	(12.0)

Net interest charge 2001	(35.6)
Lower interest rates	15.8
Lower debt balances	5.8
Foreign exchange gains on financing	2.0

Net interest charge 2002	(12.0)

The main reason for the lower net interest charge in 2002 was the benefit gained from swapping fixed rate sterling debt into floating rate dollar cost of finance (without currency risk) prior to September 2001, before short term US interest rates were cut to historically low levels. The low financing cost of the exchangeable bond and lower net interest bearing balances were the other primary reasons.

Discontinued operations

Discontinued operations relate to the pre-closure results and closure cost provisions for ITV Digital and ITV Sport Channel, further receipts from the disposal of Technicolor and other business disposals. The 2001 results have been restated to include ITV Digital and ITV Sport Channel in discontinued operations. The exceptional charges relating to ITV Digital and ITV Sport Channel in 2002 comprise £34.6m of balances written-off and a provision for closure costs of £64.0m of which cash costs to date are £14.1m.

Carlton Communications Plc Preliminary Statement
for the year ended 30 September 2002

Earnings per share

Earnings per share from continuing operations, before exceptional items, amortisation and investment write-downs were 4.8p compared to 2.0p in 2001. Earnings are defined as profits after tax and preference dividends.

After amortisation and investment write-downs the figure was 1.0p (2001: (0.6)p).

		2001
Basic earnings per share	2002	as restated
	pence	pence

Continuing operations — pre-exceptionals	1.0	(0.6)
Exceptional items after tax	1.0	(7.5)

Continuing operations — post-exceptionals	2.0	(8.1)
Discontinued operations	(26.8)	(51.6)

Reported earnings per share	(24.8)	(59.7)

Continuing operations — pre-exceptionals (as above)	1.0	(0.6)
Amortisation	2.6	2.6
Amounts written off investments	1.2	—

Continuing operations pre-exceptionals, amortisation and investment write-down	4.8	2.0

Details of the earnings upon which the above calculations are based are in Note 5.

Reported loss per share was 24.8p (2001: loss 59.7p). Diluted reported earnings per share figures are unchanged from those above.

Dividends

The proposed final dividend of 5.0p per Ordinary share, together with the interim dividend of 3.275p per Ordinary share already paid, makes a total for the year of 8.275p per Ordinary share (2001: 8.275p).

Carlton Communications Plc Preliminary Statement
for the year ended 30 September 2002

Cash flow

Net cash inflow in 2002 was £243.9m (2001: £65.0m) after tax, interest and preference dividend payments but before all investment. The increase was primarily due to the sale of loan notes in the year (£175.4m). Working capital increased by £8.3m (2001: £7.3m) primarily due to reductions in creditors as a result of the scaling down of loss-making digital ventures.

Cash outflows included capital expenditure of £11.7m (2001: £43.1m) and loan funding and closure cost payments relating to the ITV Digital and ITV Sport Channel businesses of £96.8m.

Net interest paid was £21.0m (2001: £32.5m). The decrease in financing costs was due to interest rate swap benefits as a result of lower interest rates, partly offset by the purchase of a Euro currency call option. The cash cost of preference dividends was £10.5m (2001: £10.5m). Tax repaid was £5.5m (2001: £3.1m).

Net outflows from acquisitions and disposals totalled £9.0m (2001: inflow £273.5m). In 2002 this related principally to the purchase of Screenvision Europe, partly offset by further consideration following the sale of Technicolor.

Equity dividends, primarily the final dividend for 2001, were £55.5m (2001: £89.2m).

Overall there was a net cash inflow of £322.7m, a negative exchange movement on the sterling value of net debt of £6.2m, non-cash movements of £6.2m and an increase in long-term funding of £263.6m, resulting in net borrowings at the year end of £459.9m (2001: £506.6m).

Balance sheet

At 30 September 2002 the balance sheet showed net assets of £433.5m, a decrease of £230.2m since 1 October 2001. Fixed asset investments include an investment in Thomson shares at a carrying value of £401.4m, details of the market value of which are set out below. Current asset investments include Thomson loan notes at a carrying value of £32.8m. Thomson loan notes with a nominal value of £175.0m were sold or redeemed in the year.

Carlton Communications Plc Preliminary Statement
for the year ended 30 September 2002

Overall net debt at 30 September 2002 was £459.9m, compared with net debt at the start of the year of £506.6m. Details are analysed below, together with the carrying value and 30 September 2002 market values of Thomson assets acquired in relation to the Technicolor sale:

				Market
			Carrying	value
			value	30
	30 September		30 September	September
	2002		2002	2002
Analysis of net debt	£m	Thomson assets	£m	£m

Net cash	552.9	15.5 million shares	401.4	155.3
Loans — current	(35.0)	Loan notes	32.8	32.8
Loans — long term	(946.1)
Finance leases	(31.7)

Total	(459.9)		434.2	188.1

The Thomson shares are carried at €41.2 compared with a year-end price of €15.9. The shares have traded between €15.7 and €36.7 in the last year and the closing price on 22 November 2002 was €20.3. The table above indicates that effective net debt, i.e. net debt adjusted for the market value of the Thomson assets, was £271.8m at 30 September 2002 (2001: £7.0m).

On 30 November 2001 the group issued a €638.6m (£397.6m) exchangeable bond, raising £389.6m (€627.4m) that was received in January 2002. The bond has a maturity date of 2007 and is exchangeable into Thomson shares at a fixed exchange price of €41.2.

Shareholders’ Funds at 30 September 2002 were £433.5m compared with £663.7m at the end of 2001. Goodwill written off on acquisitions prior to the adoption of FRS10 has not been re-instated and the cumulative total of goodwill charged against reserves was £937.6m (2001: £937.6m).

Tax

The tax rate on profits from continuing operations, before exceptional operating credits and amortisation, of £45.1m was 23.9% (2001 restated: 42.4%). Exceptional operating credits in continuing operations include net income from litigation, to which no tax has been attributed, and exceptional costs on some of which tax relief was recognised, giving rise to a tax credit of £2.0m. This resulted in tax on continuing operations of £8.6m, the UK corporation tax element of which was offset by consortium and other tax relief from discontinued operations

Carlton Communications Plc Preliminary Statement
for the year ended 30 September 2002

including exceptional charges and by foreign exchange differences that were debited to reserves.

Tax of £0.2m has been attributed to the profit on sale of businesses included in discontinued operations.

In the US, federal tax has been provided at 35% and state taxes have been provided at rates between 5% and 10%.

Exchange rates

The principal exchange rate affecting The Group’s translation of overseas results was the US dollar although the effect on the Group was greatly reduced following the disposal of Technicolor in 2001. The average rate of the US dollar in 2002 was US$1.48/£ compared with US$1.44/£ in 2001. At 30 September 2002 the rate was US$1.57/£ compared with US$1.47/£ at 30 September 2001.

Pension costs — FRS17

The Group operates a number of funded defined benefit and defined contribution pension schemes. In 2002, the Group paid £4.9m in respect of pension contributions and under the current accounting standard (SSAP 24), charged a total of £8.0m of costs through the profit and loss account.

As measured by the proposed new accounting standard FRS 17, the overall net deficit after tax of the various pension funds increased during the year from £13.9m to £86.4m, principally due to the fall in the stock market and lower interest rates.

The Group’s three defined benefit schemes are being fully funded in line with actuarial valuation recommendations. Group pension contributions charged in the profit and loss account in 2003 will increase by £2m to a total of £10m. The cash cost will increase by £5m to £10m.

Carlton Communications Plc Preliminary Statement for the
year ended 30 September 2002

Consolidated Profit and Loss account

		Year ended 30 September 2002

		Continuing	Discontinued
		operations	operations	Total
	Notes	£m	£m	£m

Turnover		1,008.7	64.1	1,072.8
Less: share of joint ventures		(44.1)	(64.1)	(108.2)

Group turnover	1	964.6	—	964.6
Operating costs before exceptionals		(911.4)	—	(911.4)
Exceptional operating income/(charges)		4.8	—	4.8

Total operating costs		(906.6)	—	(906.6)
EBITDA	2	96.5	—	96.5
Depreciation		(23.0)	—	(23.0)
Amortisation		(15.5)	—	(15.5)

Group operating profit	2	58.0	—	58.0
Share of operating results of joint ventures		(0.4)	(99.1)	(99.5)
Joint venture goodwill amortisation		(2.1)	—	(2.1)
Share of operating results of associated companies		(3.0)	(2.6)	(5.6)

Total operating profit/(loss)		52.5	(101.7)	(49.2)
Profit on sale of businesses		—	11.8	11.8
Loss on termination of businesses		—	(98.6)	(98.6)

Total loss on sale of businesses		—	(86.8)	(86.8)

Profit/(Loss) on ordinary activities before interest		52.5	(188.5)	(136.0)
Amounts written off investments		(8.2)	—	(8.2)
Net interest payable		(12.0)	—	(12.0)

Profit/(Loss) on ordinary activities before taxation		32.3	(188.5)	(156.2)
Taxation	3	(8.6)	8.8	0.2

Loss on ordinary activities after taxation		23.7	(179.7)	(156.0)
Dividends paid and declared	4	(66.0)	—	(66.0)

Retained loss		(42.3)	(179.7)	(222.0)

Carlton Communications Plc Preliminary Statement for the
year ended 30 September 2002

Prior Year Consolidated Profit and Loss account

	Year ended 30 September 2001 (as restated)

		Continuing	Discontinued
		operations	operations	Total
	Notes	£m	£m	£m

Turnover		1,051.0	651.6	1,702.6
Less: share of joint ventures		(10.9)	(90.2)	(101.1)

Group turnover	1	1,040.1	561.4	1,601.5
Operating costs before exceptionals		(983.3)	(512.2)	(1,495.5)
Exceptional operating charges		(52.4)	(6.2)	(58.6)

Total operating costs		(1,035.7)	(518.4)	(1,554.1)
EBITDA	2	44.2	66.4	110.6
Depreciation		(22.4)	(23.0)	(45.4)
Amortisation		(17.4)	(0.4)	(17.8)

Group operating profit	2	4.4	43.0	47.4
Share of operating results of joint ventures		0.4	(175.7)	(175.3)
Joint venture goodwill amortisation		—	—	—
Share of operating results of associated companies		(8.8)	(9.9)	(18.7)

Total operating profit/(loss)		(4.0)	(142.6)	(146.6)
Profit on sale of businesses		—	—	—
Loss on termination of businesses		—	(227.0)	(227.0)

Total loss on sale of businesses		—	(227.0)	(227.0)

Loss on ordinary activities before interest		(4.0)	(369.6)	(373.6)
Net interest payable		(35.6)	—	(35.6)

Loss on ordinary activities before taxation		(39.6)	(369.6)	(409.2)
Taxation	3	(3.9)	23.1	19.2

Loss on ordinary activities after taxation		(43.5)	(346.5)	(390.0)
Dividends paid and declared	4	(66.1)	—	(66.1)

Retained loss		(109.6)	(346.5)	(456.1)

Carlton Communications Plc Preliminary Statement for the
year ended 30 September 2002

Consolidated balance sheet 30 September 2002

			2001
	2002		(as restated)

	£m	£m	£m	£m

FIXED ASSETS
Intangible assets		319.5		343.9
Tangible assets		110.3		120.6
Investments in joint ventures:
Share of gross assets	46.3		174.7
Share of gross liabilities	(43.9)		(534.4)
Loans to joint ventures	18.9		418.4
Goodwill	58.2		36.6

	79.5		95.3
Investments in associates	6.1		0.4
Other investments	409.9		429.4

		495.5		525.1

		925.3		989.6
CURRENT ASSETS
Stocks	6.3		7.1
Programme and film rights	178.5		187.4
Debtors due within one year	170.3		196.7
Debtors due after one year	17.6		19.9
Investments	40.6		214.8
Cash and other liquid funds	552.9		256.5

	966.2		882.4
CREDITORS: Current (Note 6)	(401.6)		(486.9)

NET CURRENT ASSETS		564.6		395.5

TOTAL ASSETS LESS CURRENT LIABILITIES		1,489.9		1,385.1
CREDITORS: Long Term
Loans	854.8		559.0
Convertible debt	91.3		97.8
Finance lease creditors	31.7		28.9
Other creditors	30.5		33.3

		1,008.3		719.0
Provision for liabilities and charges		48.1		2.4

		433.5		663.7

CAPITAL AND RESERVES
Share capital		41.8		41.8
Share premium		151.4		150.7
Other reserves		17.1		21.6
Profit and loss account		223.2		449.6

		433.5		663.7

Carlton Communications Plc Preliminary Statement
for the year ended 30 September 2002

Statement of cash flows for the year ended 30 September 2002

	Year ended		Year ended
	30 September 2002		30 September 2001

	£m	£m	£m	£m

OPERATIONAL CASH FLOWS
Operating profit	58.0		47.4
Depreciation and amortisation	42.4		63.1
Movement in working capital	(8.3)		(7.2)
Sale of current asset investments	175.4		—
Non-cash fixed asset impairment	1.8		—
Profit on sale of fixed assets	(0.2)		—

CASH FLOW FROM OPERATING ACTIVITIES		269.1		103.3
Dividends received from joint ventures and associates		0.8		1.6
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Net interest paid	(21.0)		(32.5)
Preference dividends paid	(10.5)		(10.5)

		(31.5)		(43.0)
TAXATION		5.5		3.1

CASH FLOW AFTER RETURNS ON INVESTMENTS, SERVICING OF FINANCE AND TAXATION		243.9		65.0
CAPITAL EXPENDITURE AND NET FINANCIAL INVESTMENT
Purchase of tangible fixed assets	(11.7)		(43.1)
Purchase of intangible fixed assets	(0.2)		(6.6)
Disposal of intangible and tangible fixed assets	0.9		10.5
Loans to ITV Digital/ITV Sport Channel	(96.8)		(190.3)
Other net investments	(12.5)		(20.9)

		(120.3)		(250.4)

CASH OUTFLOW BEFORE ACQUISITIONS, MANAGEMENT OF LIQUID RESOURCES AND FINANCING		123.6		(185.4)
ACQUISITIONS AND DISPOSALS
Purchase of subsidiary undertakings	—		(226.1)
Disposal of subsidiary undertakings	27.9		499.6
Net investment in joint ventures and associates	(36.9)		—

		(9.0)		273.5
EQUITY DIVIDENDS PAID		(55.5)		(89.2)
MANAGEMENT OF LIQUID RESOURCES				—
FINANCING
Share issues	—		2.1
Net change in long-term funding	263.6		56.6

		263.6		58.7

INCREASE/(DECREASE) IN CASH IN THE PERIOD		322.7		57.6

Carlton Communications Plc Preliminary Statement
for the year ended 30 September 2002

Reconciliation of net cash flow to movements in net debt

	2002	2001
	£m	£m

INCREASE IN CASH IN THE PERIOD
Net cash inflow	322.7	57.6
Cash inflow from net increase in debt	(263.6)	(56.6)

Change in net debt resulting from cash flows	59.1	1.0
Translation differences and non-cash movements	(12.4)	2.6

Movement in net debt in the year	46.7	3.6
Opening net debt	(506.6)	(510.2)

Closing net debt	(459.9)	(506.6)

			Non cash/
	1 October		Exchange	30 September
	2001	Cash flow	movement	2002
	£m	£m	£m	£m
Analysis of net debt
Cash at bank and in hand	458.5	302.6	(6.2)	754.9
Overdrafts	(222.1)	20.1	—	(202.0)
Loan notes and short term borrowings	(2.1)	1.2	0.9	—
Loans due within one year	(55.2)	55.2	(35.0)	(35.0)
Loans due after more than one year	(559.0)	(323.2)	27.4	(854.8)
Convertible debt	(97.8)	—	6.5	(91.3)
Finance lease creditors	(28.9)	3.2	(6.0)	(31.7)

Net debt	(506.6)	59.1	(12.4)	(459.9)

Balance sheet analysis of net debt
Cash and other liquid funds	458.5			754.9
Overdrafts and short term borrowings	(279.4)			(202.0)
Loans	(559.0)			(889.8)
Convertible debt	(97.8)			(91.3)
Finance lease creditors	(28.9)			(31.7)

	(506.6)			(459.9)

Carlton Communications Plc Preliminary Statement
for the year ended 30 September 2002

Reconciliation of Movements in Shareholders’ Funds
for the Year Ended 30 September 2002

	2002	2001
	£m	£m

(Loss)/profit for the financial year	(156.0)	(390.0)
Ordinary and preference dividends	(66.0)	(66.1)
Exchange differences on foreign currency net investments	(7.3)	14.7
New share capital issued	0.7	2.1
Other reserve adjustments	(1.6)	9.0
Goodwill reinstated on sale of businesses	—	647.3

Net increase/(decrease) in shareholders’ funds	(230.2)	217.0

Shareholders’ funds at beginning of the year	663.7	446.7
Net increase/(decrease) in shareholders’ funds in the year	(230.2)	217.0

Shareholders’ funds at the end of the year	433.5	663.7

Attributable Shareholders’ Funds
as at 30 September 2002

	2002	2001
	£m	£m

Equity shareholders’ funds (before goodwill)	1,207.5	1,437.7
Cumulative goodwill written off directly to reserves	(937.6)	(937.6)

Equity shareholders’ funds	269.9	500.1
Non-equity shareholders’ funds	163.6	163.6

Total shareholders’ funds	433.5	663.7

Carlton Communications Plc Preliminary Statement for the
year ended 30 September 2002

(1)	Geographical Information

	Turnover		Operating Profit

		2001 as		2001 as
	2002	restated	2002	restated
	£m	£m	£m	£m

United Kingdom	918.3	962.1	48.5	49.8
Europe	18.8	22.7	3.4	4.0
USA	17.0	43.2	0.2	1.3
Other (inc. Japan)	10.5	12.1	1.1	1.7

Headline	964.6	1,040.1	53.2	56.8
Exceptional items — UK	—	—	4.8	(52.4)

Continuing operations	964.6	1,040.1	58.0	4.4
Discontinued operations	—	561.4	—	43.0

	964.6	1,601.5	58.0	47.4

(2)	EBITDA and EBITA Analysis

	Operating Profit	Amortisation	EBITA	Depreciation	EBITDA
Year ended 30 September 2002	£m	£m	£m	£m	£m

Group continuing operations	53.2	(15.5)	68.7	(23.0)	91.7
Exceptional credit/(charge) on continuing operations	4.8	—	4.8	—	4.8
Discontinued operations	—	—	—	—	—

Total	58.0	(15.5)	73.5	(23.0)	96.5

	Operating Profit	Amortisation	EBITA	Depreciation	EBITDA
Year ended 30 September 2001	£m	£m	£m	£m	£m

Group continuing operations	56.8	(17.4)	74.2	(22.4)	96.6
Exceptional credit/(charge) on continuing operations	(52.4)		(52.4)	—	(52.4)
Discontinued operations	43.0	(0.4)	43.4	(23.0)	66.4

Total	47.4	(17.8)	65.2	(45.4)	110.6

Carlton Communications Plc Preliminary Statement
for the year ended 30 September 2002

(3)	Taxation

The current tax (charge)/credit for the year is lower (2001: lower) than the standard rate of corporation tax in the UK (30%). An analysis of the charge and a reconciliation of the difference is explained below:

	2002	2001
	£m	£m

United Kingdom corporation tax based on the profits for the year at 30% (2001: 30%)	(0.6)	16.4
Overseas taxation	(0.8)	(3.3)
Adjustments in respect of overseas taxation for prior years	—	(0.2)
Share of joint ventures’ and associated undertakings’ tax	0.6	(0.3)

Current tax (charge)/credit for year	(0.8)	12.6
Deferred taxation	1.4	6.6
Adjustments in respect of deferred taxation for prior years	(0.4)	—

Total tax credit for year	0.2	19.2

Profit/(loss) before taxation	(156.2)	(409.2)
Tax at 30% (2001: 30%)	46.8	122.7

(Increase)/decrease resulting from:
Exceptional items and discontinued operations	(44.3)	(95.8)
Amortisation	(4.6)	(4.1)
Other permanent differences	1.6	(1.2)
Other timing differences	(0.2)	(8.3)
Overseas income taxed at other than UK statutory rate	(0.1)	(0.5)
Adjustments in respect of prior years	—	(0.2)

Current tax (charge)/credit for year	(0.8)	12.6

(4)	Dividends

The proposed final dividend of 5.0p is expected to be payable on 7 April 2003 to holders of Ordinary shares on the register at the close of business on 28 February 2003. The cost of the proposed final dividend will be £33.5m (2001: £33.6m) taking the total Ordinary dividend cost for 2002 to £55.5m (2001: £55.6m).

Carlton Communications Plc Preliminary Statement
for the year ended 30 September 2002

(5)	Earnings Per Share

The calculation of basic earnings per Ordinary share has been based on 670.7 million shares (2001: 670.0 million) in issue, being the weighted average number of ordinary shares in issue throughout the period. Earnings per share is calculated using profits attributable to ordinary shareholders excluding the after tax effect of the exceptional items and discontinued operations. Diluted earnings per share have been based on an adjusted weighted average number of ordinary shares of 670.7 million (2001: 671.8 million). In 2002, as in 2001, the 6.5p Preference shares were not dilutive. The reconciliation of earnings used in the calculation of earnings per share is set out below:

			Year ended 30 September
			2001
	Year ended 30 September 2002		as restated

	Earnings	Pence	Earnings	Pence
	£m	per share	£m	per share
Reconciliation of earnings

Continuing pre-tax profits	32.3		(39.6)
Tax	(8.6)		(3.9)
Exceptional operating items	(4.8)		52.4
Tax on exceptional operating items	(2.0)		(2.1)
Preference dividend	(10.5)		(10.5)

Continuing operations — pre-exceptionals	6.4	1.0	(3.7)	(0.6)
Exceptional items after tax	6.8	1.0	(50.3)	(7.5)

Continuing operations — post-exceptionals	13.2	2.0	(54.0)	(8.1)
Discontinued operations	(179.7)	(26.8)	(346.5)	(51.6)

Basic earnings	(166.5)	(24.8)	(400.5)	(59.7)

Continuing operations — pre-exceptionals	6.4	1.0	(3.7)	(0.6)
Exceptional items after tax	6.8	1.0	(50.3)	(7.5)

Continuing operations — post-exceptionals	13.2	2.0	(54.0)	(8.1)
Discontinued operations	(179.7)	(26.8)	(346.5)	(51.6)

Diluted earnings	(166.5)	(24.8)	(400.5)	(59.7)

Reconciliation of earnings
Continuing operations — pre-exceptionals (as above)	6.4	1.0	(3.7)	(0.6)
Amortisation	17.6	2.6	17.4	2.6
Amounts written off investments	8.2	1.2	—	—

Continuing operations — pre-exceptionals, amortisation and investment write-down	32.2	4.8	13.7	2.0

Carlton Communications Plc Preliminary Statement
for the year ended 30 September 2002

(6)	Creditors: current

	Year ended	Year ended
	2002	2001 (as restated)
	£m	£m

Creditors	244.5	292.4
Overdrafts and short term borrowings	35.0	77.4
Dividends payable	33.6	33.6
Taxation	88.5	83.5

	401.6	486.9

The financial information set out in this announcement does not constitute the Company’s statutory accounts for the periods ended 30 September 2002 or 30 September 2001. Statutory accounts for 2002 will be delivered to the Registrar of Companies following the Company’s Annual General Meeting. The auditors have reported on those accounts; their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985. Copies of the 2002 annual report and accounts will be sent to all shareholders and will be available from the registered office of the Company, 25 Knightsbridge, London, SW1X 7RZ.

Carlton Communications Plc Preliminary Statement
for the year ended 30 September 2002

This document is not an offer of securities for sale in the United States. The securities referred to herein have not been, and are not intended to be, registered under the United States Securities Act of 1933. Accordingly, such securities may not be offered, sold or delivered, directly or indirectly, in or into the United States except pursuant to an exception from the applicable registration requirements of the United States Securities Act of 1933.

FORWARD LOOKING STATEMENTS LEGEND:

DISCLOSURE NOTICE: The information contained in this press release is as of 26 November 2002. Carlton assumes no obligation to update any forward-looking statements contained in this press release as a result of new information or future events or developments.

In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, Carlton is providing the following cautionary statement: This document contains certain statements that are or may be forward-looking with respect to Carlton’s financial condition, results of operations and business, including viewing figures, advertising revenues, revenue growth, cost control, contributions to Carlton’s pension schemes, investment in new programs and films, as well as the state of the order book for Carlton’s programs and films. This document also contains certain statements that are or may be forward-looking with respect to regulatory clearance of the proposed merger between Carlton and Granada as well as the expected efficiency gains, cost savings and other synergies from such merger. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, statements made elsewhere in the press release, as well as (i) difficulties in obtaining regulatory clearance for the proposed merger between Carlton and Granada, (ii) the ability of Carlton and Granada to integrate their businesses, achieve cost savings and realise other synergies, (iii) adverse changes in tax laws and regulations, (iv) the risks associated with the introduction of new products or services, (v) pricing, product and program initiatives of competitors, including increased competition of programs such as major sporting events, (vi) changes in technology or consumer demand, (vii) the termination or delay of key contracts and (viii) fluctuations in exchange rates. A further description of certain of these risks, uncertainties and other matters can be found in Item 3.B, “Key Information — Risk Factors” included in Carlton’s Annual Report on Form 20-F for the fiscal year ended September 30, 2001, filed with the United States Securities and Exchange Commission (Commission file number: 0-15252).

STOCK EXCHANGE ANNOUNCEMENT

CARLTON COMMUNICATIONS PLC

Directors’ share option grants

The Company has on 18 December 2002 granted options under the rules of its executive share option scheme to the following directors of the Company over the following number of Carlton ordinary shares at an exercise price of 133p per share:-

Number of shares under option
M P Green	755,639
P C Murray	366,541

Date: 19 December 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARLTON COMMUNICATIONS Plc

Date: 19, December, 2002	/s/ David Abdoo Name: David Abdoo Title: Company Secretary